Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: May 10, 2021

Letter from Chairman and CEO Mark Penn to the shareholders of MDC Partners Inc. (“MDC”) as contained in MDC’s 2020 Annual Report

For MDC Partners, 2020 was a year of setback, renewal and ultimately success.

Just as the company had regained its footing, the pandemic led to a complete shutdown in marketing, and yet the company finished the year strongly as our agency partners and corporate team rose to the challenge. Now, with our sight set on further growth, we look forward to the potential combination with The Stagwell Group.

I am pleased to share an update on our progress, and elaborate on how the pending business combination with Stagwell will further MDC’s continued transformation and long-term success.

In Tumult, Transformation

In the first quarter of 2020, MDC Partners achieved renewed, industry pace-setting growth -- just as our industry came to a virtual standstill, experiential and travel-related businesses ground to a halt, tech companies cut back, and pitches dried up. The result was a shock to the entire industry, even as our first-quarter results validated the steps toward financial and operational rigor we had taken in the year prior.

But, with the groundwork in place, we responded decisively to these challenges, acting quickly to protect our employees and our business. Among the many actions we took, we: successfully extended our revolver, purchased $30 million of our bonds at a steep discount, cut $168 million of expenses, and lowered staff cost margins by 200 basis points.

Driven by our disciplined cost management, we delivered our strongest Covenant EBITDA1 in the last three years at $190 million for full-year 2020, up 5.3% year over year. 2020 Adjusted EBITDA margins increased sharply by 250 basis points, rising to 14.8% from 12.3% in 2019 on improving fundamentals and diligent expense reductions. For the full year, organic net revenue declined 12.3%, in line with our 10-15 percent revenue guidance for the year. All told, we ended the year in a strong cash position with $61 million in cash and no revolver borrowings, while our leverage ratio continued to decline, ending at 4.4x.

While the business at large suffered from pandemic effects, our digital and tech offerings – in contrast to the general industry – saw more than 50% growth as more clients committed to the shift to e-commerce and digital performance marketing. Our global communications firms, too, showed strength as companies pivoted and refined their messaging in response to the pandemic and broader social environment. Full-year 2020 net new business was a solid $90.3 million versus $93.6 million in 2019, a strong performance considering the challenges of COVID-19. Notable wins include Coca-Cola, Samsung, Molson Coors, Diageo, Mini, FCA, Jimmy John’s, Haagen-Dazs, Netflix, and many more.

While we do not expect the marketing industry to fully return to pre-pandemic growth before 2022, the execution of our core plan provided the backbone for MDC's effective response to the crisis. Importantly, MDC's heritage at the intersection of creativity, disruptive innovation, entrepreneurialism and unparalleled talent continues to prove a driver of value for global clients.

Executing on Our Plan

In the face of the upheaval of the past year, we have forged forward in our efforts to construct a nimble, scaled global competitor to the antiquated holding companies assembled decades ago.

1 A reconciliation of non-GAAP financial measures to the U.S. GAAP reported results of operations for the year ended December 31, 2020 is provided in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 2, 2021.

Core to those efforts was our investment in unlocking barriers to global collaboration among our partners. We accomplished this by establishing several integrated agency networks within MDC to unite best-in-class specialist creative agencies with data, technology, and a full suite of modern communications services. Already, that integrated approach is driving success in winning new clients and expanding relationships with existing ones.

Understanding that collaboration across disciplines engenders the best outcomes for clients and for our talent, we erected a modern global headquarters for the MDC network, convening for the first time in the company’s history 14 agency brands in one of the most iconic American buildings – One World Trade Center, in Manhattan.

Meanwhile, as we worked with clients to steer their transformation processes, we, too, looked inward. In 2020, we established a central Global Technology Group to introduce a bold new vision for cloud-based technology, designed to apply to same forward-thinking creativity to our operational and IT backbone as we do to our creative client work.

With the arrival of former Deloitte Digital executive Julia Hammond, now President of MDC Global, we have also begun building a new centralized vision of MDC to serve larger, integrated accounts across the entire firm. This team sits at the core of MDC’s rapidly growing global ambitions, which are taking shape in our fast-growing Global Affiliates program, launched early in 2021.

Finally, we have taken our charge seriously that advertising and marketing methods require reinvention. Rather than wait for new tech-forward tools to come from Silicon Valley, we are actively incubating and launching proprietary SaaS technology products that solve core gaps in the marketing services ecosystem. MDC Partners launched the first of its products in 2020: PRophet, the first-ever artificial intelligence-enabled tool for media professions to predict the sentiment, reach, and coverage of a story before it is pitched.

Accelerated Momentum

Just as we launched into 2020 at full speed, we have started 2021 with incredible momentum, building meaningfully on the past year’s transformation.

On the new business front, our integrated networks have continued to drive new business for MDC Partners. Most recently, MilkPEP, founded by the nation’s milk companies, selected the GALE/Assembly network and Hunter to modernize its approach to marketing the $20-$30 billion category.

Creatively, our agencies continue to define culture's most iconic moments. Look no further than Super Bowl LV, the biggest sports and marketing arena of the year, which saw MDC bring seven national spots to life for clients like Indeed, Jeep, Vroom, Jimmy John's, and of course, the NFL. As a network, we represent less than 1% of the global ad market but accounted for more than 10% of the ads in this great creative showcase. Particularly in a year that has seen mass marketing disruption, our outsized presence in the game underscores the unique value that clients see in MDC’s ability to reflect and drive culture.

Strategically, we are constructing a differentiated global offering to serve as the industry standard for mission-based, global collaboration. In early 2021, we announced a new Global Affiliate Program that formalizes agreements with international agency partners in the Middle East, Russia, Taiwan, India and Latin America to scale the creative, performance, media and technology capabilities brands need to thrive in today’s global economy. We have a goal of 50 affiliates by the end of the year and have already created 23 such partnerships, ensuring that we will play to win in scaled global pitches.

From a talent perspective, we continue to manifest MDC’s heritage as the place where great talent lives by attracting industry-redefining innovators. Supporting our commitment to providing modern global marketers with innovative, data-driven and integrated solutions, we recently announced the hiring of a Chief Media Officer, Deirdre McGlashan, to drive evolution across MDC’s global media, data and technology capabilities, lead global media pitch opportunities and offer scaled clients the advanced solutions that drive superior business results. In addition to other new central client functions, this role helps us deliver on client integration at the highest level. Meanwhile, we continue to attract the industry’s top talent at the agency level, recently bringing on Marianne Malina as the new CEO of one of our flagship agencies, Crispin Porter Bogusky.

Just Getting Started

As we strike out into a world recovering from the COVID-19 pandemic, know that we are not pausing our plan to transform MDC into the Modern Marketing Company of Choice. Along with the cost reductions achieved so far, a transformed agency structure, a growing central client operation, accelerating momentum, and impressive digital growth, the centerpiece of the strategy today is our proposed combination with The Stagwell Group.

Today, MDC is celebrated for bringing award-winning creative firepower to the world's leading and most ambitious companies. Meanwhile, I built Stagwell with deep and sophisticated technology at its core. Marrying MDC’s unparalleled creative talent with the digital leadership of Stagwell, we are forming the next big thing in marketing – a top ten, globally integrated marketing services company designed to unleash the transformative power of Talent + Technology around the world.

We have laid out four key growth drivers for the combined company:

•	Scaling up digital transformation and online media: With the combined company set to manage $4.4 billion of majority-digital media, we will boast a high-growth engine based on driving innovation along the core pillars of a 21st-century digital advertising strategy: designing, creating, and managing consumer-e-commerce platforms; generating online advocacy; and enabling influencers and global performance marketing. These services form the core of the digital marketing world, and we provide them to some of the biggest clients in the world from, FAANG companies to major retailers and the biggest CPG firms.
•	Delivering true creative performance marketing: We will eliminate the artificial silo between brand marketing and performance media. By “scaling creative performance,” as we call it, we empower our clients to advance beyond the amateurish ads prevalent in digital marketing to deliver far more effective advertising. This unique approach will provide a springboard for gaining market share while our clients benefit from more impactful marketing.
•	Rolling out new SaaS digital marketing products: The combined company will not just sell digital marketing services --- we’ll develop our own. Channeling my experience driving strategy for Microsoft, MDC and Stagwell have been developing an ecosystem of cloud-enabled marketing tools based on artificial intelligence, proprietary data, and unique insights. From cookie-less data platforms for advanced audience targeting and activation to innovative applications of text messaging for PR, we are creating new, recurring, high-value revenue streams based on our client base, industry expertise, and engineering heft.
•	Competing for and winning big, global marketing contracts: While the top four marketing holding companies have historically had a stranglehold on these opportunities, with this combination we can create global teams with the potential to win contracts worth tens of millions of dollars.

Together, we represent the future of our industry: the best in creativity and innovation, supported by sophisticated owned insights and world-class technology. Clients demand a differentiated approach to global marketing and communications that can steer their future; we will be the solution they deserve. They are looking for a new level of connected experiences across creativity, data and technology – all synchronized to be more effective – and that’s what we will deliver.

On behalf of MDC Partners, I want to thank all of our colleagues for their efforts under extraordinary circumstances throughout 2020. I would also like to thank you, our shareholders, for your continued support.

I look forward to keeping you informed of our progress.

/s/ Mark Penn

Mark Penn

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the Proposed Transaction; the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the registration statement on Form S-4 filed on February 8, 2021, and as amended on March 29, 2021, April 21, 2021 and April 30, 2021 (the “Form S-4”), under the section entitled “Risk Factors” in the proxy statement/prospectus on Form 424B3 filed on May 10, 2021 (together with the Form S-4, the “Proxy Statement/Prospectus”) and under the caption “Risk Factors” in MDC’s Annual Report on Form 10-K for the year-ended December 31, 2020 under Item 1A. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;
•	adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;
•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;
•	the impact of uncertainty associated with the Proposed Transaction on MDC’s and Stagwell’s respective businesses;
•	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;
•	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and
•	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC filed with the SEC the Proxy Statement/Prospectus. This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. Once effective, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.